LEVON RESOURCES LTD.

Suite 400 – 455 Granville Street

Vancouver, BC V6C 1T1

Ph: (604) 682-3701

Fax: (604) 682-3600

www.levon.com

ir@levon.com

April 12, 2007	TSX-V Trading symbol: LVN
U.S. OTC symbol: LVNVF
Berlin & Frankfurt LO9

COMPREHENSIVE EXPLORATION PROGRAM UNDERWAY

Ron Tremblay, President of Levon Resources Ltd. (the “Company”) is pleased to announce that a comprehensive exploration program is underway on the Company’s Congress Property near Goldbridge and Bralorne, British Columbia. This program is designed to increase the Property’s present resource. New zones discovered last year are being followed up and permits for drill sites are being applied for. This includes the extension of the Lou and Howard Zones.

On Behalf of the Board:

“Ron Tremblay”

____________________

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.